UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934




                            WESCO International, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   371912 10 6
                              --------------------
                                 (CUSIP Number)


                                December 31, 2000
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /   /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         / x /    Rule 13d-1(d)

CUSIP No. 371912106


1)       NAME OF REPORTING PERSON                    Roy W. Haley
                                                     ----------------------
         I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON  (ENTITIES ONLY)

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [     ]
                                                              (b)  [  x  ]
3)       SEC USE ONLY

4)       CITIZENSHIP OR PLACE OF ORGANIZATION                 United States
                                                              -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         5)       SOLE VOTING POWER                           2,871,200
                                                              ---------

         6)       SHARED VOTING POWER                         -0-
                                                              ---------

         7)       SOLE DISPOSITIVE POWER                      2,871,200
                                                              ---------

         8)       SHARED DISPOSITIVE POWER                    -0-
                                                              ---------

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                             2,871,200
                                                              ---------

10)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES*                 [    ]

11)      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11)                                   6.2%
                                                              ---------

14)      TYPE OF REPORTING PERSON*                            IN

Item 1.

         (a)      Name of Issuer:

                  WESCO International, Inc.
                  -------------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices:

                  Commerce Court
                  Four Station Square, Suite 700
                  Pittsburgh, Pennsylvania  15219
                  -------------------------------------------------------

Item 2.

         (a)      Name of Person Filing:

                  Roy W. Haley
                  -------------------------------------------------------

         (b)      Address of Principal Business Office or, if none,
                  Residence:

                  Commerce Court
                  Four Station Square, Suite 700
                  Pittsburgh, Pennsylvania  15219
                  -------------------------------------------------------

         (c)      Citizenship:

                  United States
                  -------------------------------------------------------

         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value
                  -------------------------------------------------------

         (e)      CUSIP Number:

                  371912106
                  -------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b), or 240. 13d-2(b) or (c), Check Whether the Person Filing is a: Inapplicable.

     (a)  /  /  Broker  or  dealer  registered  under Section 15  of the Act (15
                 U.S.C. 78o);

     (b)  /  /   Bank as defined in Section  3(a)(6) of the Act (15 U.S.C. 78c);

     (c)  /  /   Insurance  company as  defined  in Section 3(a)(19) of the  Act
                 (15 U.S.C. 78c);

     (d)  /  /   Investment company registered under Section 8 of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-8);

     (e)  /  /   An investment adviser  in  accordance with Section 240.13d-1(b)
                 (l)(ii)(E);

     (f)  /  /   An employee  benefit  plan or endowment fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F);

     (g)  /  /   A parent  holding company or control  person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G);

     (h)  /  /   A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act (12 U.S.C. 1813);

     (i)  /  /   A church plan  that  is  excluded  from  the  definition  of an investment  company  under  section 3(c)(14)  of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  /  /   Group, in accordance with Section 240.13d-1((b)(l)(ii)(J).

Item 4.    Ownership.

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)    Amount beneficially owned:                            2,871,200

          (b)    Percent of class:                                     6.2%

          (c)    Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote        2,871,200

                 (ii)  Shared power to vote or to direct the vote      -0-

                  (iii)    Sole power to dispose or to direct the
                           disposition of                              2,871,200

                  (iv)     Shared power to dispose or to direct the
                           disposition of                              -0-

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that, as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Inapplicable.

Item 8.    Identification and Classification of Members of the Group.

           Inapplicable.

Item 9.    Notice of Dissolution of Group.

           Inapplicable.

Item 10.   Certifications.

           Inapplicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              April 27, 2001
                                              ---------------------------------
                                              Date

                                              /s/ Roy W. Haley
                                              ---------------------------------
                                              Roy W. Haley
                                              (President and Chief Executive
                                              Officer)



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